Exhibit 8.2.2

MORGAN BEAUMONT REPORTS FISCAL 2006 SECOND QUARTER AND

SIX MONTH RESULTS

[PR Newswire • 2006-05-22]

BRADENTON, FLORIDA – May 22, 2006 – Morgan Beaumont, Inc. (OTC BB: MBEU), a premier technology solution provider to the Stored Value and Debit Card market and owner of the SIRE NetworkTM, today announced fiscal second quarter and six month results for the period ended March 31, 2006.

Net revenue for the second quarter of fiscal 2006 was $1.9 million compared to $150,000 in the second quarter of fiscal 2005. The year over year revenue increase is primarily due to the strength in the Company’s prepaid phone cards and telecommunications services. The company reported a net loss for the second quarter of fiscal 2006 of $3.1 million, or $0.04 loss per share, compared to a net loss of $1.2 million or $0.03 loss per share, in the second quarter of fiscal 2005. Weighted average number of shares outstanding in the second quarter grew to 69.8 million shares, up from 47.2 million shares in the second quarter of 2005.

Revenue for the first six months of 2006 rose to $3.4 million compared to $191,000 during the first six months of 2005. The company reported a net loss of $5.0 million or $0.08 loss per share for the first six months of 2006 compared to a net loss of $2.8 million or $0.06 loss per share for the comparable period in 2005.

Cliff Wildes, CEO of Morgan Beaumont, stated, “We continue to enhance our strategic relationships with leaders in the electronic payment industry. Since our last earnings announcement we have new relationships and signed agreements with Discover Network; Cornerstone Bancard; Contact 911; Innovative Processing Solutions; No Borders; Product Benefits System; RBS Lynk; i2c Inc.; and Atlantic Prescription Services.

“While we were slightly below our revenue guidance for the second quarter, we continue to believe we are poised to reap the benefits of the solid infrastructure we have built and these numerous initiatives and card programs that have recently been launched and announced. Our revenue for the third quarter is expected to be slightly up from the second quarter with an improved gross margin, and fourth quarter revenue and gross margin are both expected to benefit greatly from our activities over the past several quarters.”

Additionally, Morgan Beaumont announced that Theodore Misiewicz, Chief Financial Officer, Secretary and a director, had tendered his resignation as Chief Financial Officer and as a member of the Board of Directors effective June 2, 2006 for personal reasons. The Company has not identified a new director or any new officers as of the date of this release, but has begun an executive search to fill the position. Allen Eckerle, Vice President of Finance, will serve as interim CFO until our board approves a replacement for Mr. Misiewicz. “We wish Ted the very best and thank him for his dedicated service to Morgan Beaumont,” said Wildes.

Conference Call

Morgan Beaumont has scheduled a conference call, which will be broadcast live over the Internet, for today, May 22, 2006 at 5:00 p.m. eastern time. Please dial 303-262-2193 and ask for the Morgan Beaumont call at least 10 minutes prior to the start time, or listen live over the Internet by logging on to http://www.morganbeaumont.com.

A telephonic replay of the conference call will be available through May 29, 2006 and may be accessed by calling 303-590-3000 using pass code 11059306. A web cast archive will also be available at http://www.morganbeaumont.com shortly after the call and will be accessible for approximately 90 days. For more information, please contact Donna Washburn at DRG&E at 713-529-6600 or email dmw@drg-e.com.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE NetworkTM, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

“Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995

Statements about the expected future prospects of our business and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: general economic and market conditions, including the lingering effects of the economic slowdown and services revenue; the overall condition of the bank card industry, including the effect of any further consolidation among financial services firms; the regulatory, credit and market risks associated with our operations; the integration of acquired businesses, the performance of our businesses; the effect of war, terrorism or catastrophic events; the timing and magnitude of sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect our business or future financial results and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

Morgan Beaumont, Inc.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31, 2006	For the three months ended March 31, 2005 (as Restated)	For the six months ended March 31, 2006	For the six months ended March 31, 2005 (as Restated)	For the period July 10, 2000 (date of incorporation) to March 31, 2006 (as Restated)

REVENUES (Net of returns and allowances)	$1,875,582	$149,838	$3,365,331	$191,038	$5,045,223

COST OF REVENUES	2,425,118	79,508	4,260,602	97,242	5,652,209

GROSS PROFIT (DEFICIENCY)	(549,536)	70,330	(895,271)	93,796	(606,986)

OTHER OPERATING EXPENSES:
Stock based compensation and consulting fees	252,951	213,016	250,419	952,833	2,350,905
Purchased in process research and development	-	-	-	-	153,190
Impairment of assets	-	202,000	-	202,000	255,154
Other employee compensation and benefits	684,774	494,622	1,562,629	1,062,012	5,038,299
Other professional and consulting fees	477,713	247,703	1,074,187	456,042	2,354,720
Selling and marketing	47,310	34,904	117,355	60,509	333,148
Occupancy and equipment	224,256	52,743	452,982	97,002	1,144,769
Travel and entertainment	51,404	25,575	103,759	33,064	234,196
Other	212,239	45,288	444,144	64,866	844,065
Total other operating expenses	1,950,647	1,315,851	4,005,475	2,928,328	12,708,446

NET OPERATING LOSS	(2,500,183)	(1,245,521)	(4,900,746)	(2,834,532)	(13,315,432)

OTHER INCOME (EXPENSE):
Gain (loss) from litigation	-	-	-	60,000	4,000
Gain (loss) on derivative financial instruments	(431,838)	-	203,073	-	(1,417,613)
Interest income	4,677	5,837	10,686	11,330	81,180
Interest expense	(1,291)	(11)	(2,793)	(13)	(19,689)
Registration rights penalties	(142,254)	-	(351,972)	-	(351,972)
Other	-	-	-	-	(95,098)
Total other income (expense)	(570,706)	5,826	(141,006)	71,317	(1,803,192)

NET LOSS	$(3,070,889)	$(1,239,695)	$(5,041,752)	$(2,763,215)	$(15,114,624)

NET LOSS PER SHARE – Basic and Diluted	$(0.04)	$(0.03)	$(0.08)	$(0.06)

Weighted Average Number of Shares Outstanding	69,780,222	47,150,017	65,044,210	44,527,077

Morgan Beaumont, Inc.

(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

As of March 31, 2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$448,044
Receivables:
Accounts (net of allowance for doubtful accounts of $338,584)	2,889,937
Other	15,837
Inventories	244,542
Prepaid expenses and other current assets	200,903
Total current assets	3,799,263

PROPERTY AND EQUIPMENT – NET	1,432,984

OTHER ASSETS	117,855

TOTAL	$5,350,102

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$380,025
Deferred revenues	2,781,992
Derivative financial instruments	1,235,930
Total current liabilities	4,397,947

STOCKHOLDERS’ EQUITY:
Common stock - $0.001 par value: 170,000,000 shares authorized; 74,355,528 shares issued and outstanding	74,356
Additional paid-in capital	15,992,423
Deficit accumulated during the development stage	(15,114,647)
Total stockholders’ equity	952,155

TOTAL	$5,350,102

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